EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of July 10, 2006 by and between RAE Systems, Inc., a Delaware corporation (“Buyer”), Aegison Corporation, a Delaware corporation (“Company”) and the stockholders of Company specified on the signature page hereof (the “Stockholders”) with reference to the following:

Company conducts a business of developing and marketing digital surveillance solutions (the “Business”). Subject to the terms and conditions of this Agreement, Buyer is willing to purchase, and Company is willing to sell, certain of the assets, rights, and business of Company, subject to certain of the liabilities thereof.

The parties agree as follows:

1. SALE AND PURCHASE OF ASSETS.

1.1 Sale of Assets.

On the terms and subject to the conditions of this Agreement and for the consideration set forth herein, Company shall at the Closing, as hereinafter defined, sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Company, the assets of Company described below (which assets, excluding the assets listed on Schedule 1.2, shall be referred to as the “Assets”). The Assets include the following:

(a) Inventories. All inventories of raw materials, work-in-process, finished goods, and materials of Company as of the Closing Date wherever located (the “Inventories”). A summary by class is attached hereto as Schedule l.l(a).

(b) Accounts Receivable. All accounts receivable of Company as of the Closing Date relating to the sale of Company’s products and/or services. An aged list of Accounts Receivable detailed to show the name of each customer and the date and amount of each invoice, is attached hereto as Schedule l.l(b).

(c) Fixed Assets and Tangible Personal Property. All fixed assets and tangible personal property of Company (other than the Inventories), including without limitation, all machinery (including essential replacement parts), equipment, supplies, tools, tooling, hardware, and spare parts. A list of such fixed assets and tangible personal property by class of such items is attached hereto as Schedule 1.1(c) showing, for each such class of asset: the amount at which such class of asset is carried on Company’s books, its depreciation schedule, its location and (in the event that Company does not have possession) the name of the person in possession.

(d) Products and Intangible Personal Property. All intangible property of Company (whether owned, used, registered in the name of, or licensed by Company, or in which Company otherwise has an interest), and all patents, patent applications, software, copyrights, trademarks and service marks, trade and other names (either registered, common law or registration applied for), trade secrets, inventions, know-how, processes, manufacturing or marketing procedures, formulae, drawings, patterns, vendor lists, customer lists, customer files, customer records, websites, domain names, trade and other association memberships and rights, and licenses and permits susceptible of transfer under regulatory agency rules. A detailed list of such assets is attached hereto as Schedule l.l(d).

(e) Contracts. All rights in and to all sales orders and contracts of Company, including without limitation, license agreements, nondisclosure agreements, assignment agreements, rights to discounts, joint venture agreements, partnership agreements, maintenance agreements, sales representative agreements, service agreements, distribution agreements and agreements for leased equipment (together, the “Contracts”). A list of all oral and written Contracts is attached hereto as Schedule l.l(e) showing, for each such Contract, the names of the parties, the subject of the Contract, the date of the Contract, and in the case of oral contracts, a summary of the terms of the Contract. Copies of all such written Contracts have been furnished to Buyer.

(f) Financial Assets. All cash, pre-paid expenses, security deposits, insurance policies and all similar assets. A list of such assets is attached hereto as Schedule 1.1(f).

(g) Other Assets. Company’s corporate name and fictitious business names, and complete goodwill, and any assets or rights integrally related to the Assets specified above, such as complete and current sets of plans, specifications and drawings relating to the Assets, express or implied warranties relating to the Assets, and all information and records, whether reduced to physical form or otherwise, acquired for, useful in, or any way related to such Assets, including without limitation, customer files and accounting books and records, and including without limitation for each product, bills of material, source code, specifications, schematics, and product manuals.

(h) Assets of Aegison China. All Assets of Tianjin Aegison Technology Inc. (“Aegison China”), a foreign entity registered in Tian Jin, People’s Republic of China, as of the Closing Date. A list of such assets is attached hereto as Schedule 1.1(f).

1.2 Assets Not Purchased. Notwithstanding Section 1.1, Company shall not sell, and Buyer shall not acquire any interest in, any of Company’s assets listed on Schedule 1.2. Such assets shall remain the property of Company and Buyer shall have no liability or other responsibility with respect thereto except as otherwise set forth herein.

1.3 Purchase Price. Subject to the other terms and conditions of this Agreement and in full consideration for the Assets: (a) Buyer shall pay at the Closing (the “Purchase Price”) Two Million Dollars ($2,000,000); and (b) Buyer shall assume certain liabilities of Company pursuant to Section 1.4.

1.4 Assumption of Liabilities. In connection with the purchase and sale of the Assets pursuant to this Agreement, Buyer shall assume in writing at the Closing, only the obligations of Company set forth in the Contracts (other than liabilities or obligations attributable to any failure by Company to comply with the terms thereof arising prior to the Closing Date) and those liabilities and obligations of Company that are specifically described on Schedule 1.4 (the “Assumed Liabilities”). No other liabilities or obligations of any nature, whether known or unknown, whether fixed or contingent, accrued or unaccrued, shall be assumed by Buyer in connection with the purchase and sale of the Assets hereunder.

1.5 Closing.

1.5.1 Closing Date. The closing of the purchase and sale of the Assets (the “Closing”) shall take place at the offices of DLA Piper Rudnick Gray Cary US LLP, 2000 University Avenue, East Palo Alto, California, on the date of this Agreement or at such other place, date or time as Buyer and Company may agree (the “Closing Date”).

1.5.2 Company’s Deliveries at Closing. At the Closing, Company shall deliver or cause to be delivered the following to Buyer against delivery of the items specified in Section 1.5.3:

(a)	A Bill of Sale substantially in the form of Exhibit 1.5.2(a), for the Assets;

(b)	An Assignment of Patents substantially in the form of Exhibit 1.5.2(b);

(c)	A Worldwide Assignment of Trademarks and Trade Name substantially in the form of Exhibit 1.5.2(c);

(d)	Certified resolutions of Company’s Board of Directors and shareholders authorizing consummation of the transactions contemplated by this Agreement;

(e)	A compliance certificate pursuant to Section 4.3;

(f)	A Certificate of Status-Domestic Corporation and tax good standing certificate from the State of California for Company as of a date not earlier than five business days before the Closing;

(g)	All third party consents (including without limitation from contract parties and governmental authorities) necessary for consummation of the transactions contemplated hereby;

(h)	A balance sheet showing the Assets, the Assumed Liabilities and all other liabilities of Company as of the Closing Date attached as Exhibit 1.5.2(h); and

(i)	Such other documents and instruments as shall be reasonably requested to effect the transactions contemplated hereby.

Simultaneously with such deliveries, Company shall take such steps as are reasonably necessary to put Buyer in actual possession and control of the Assets, FOB Company’s premises, except as may be otherwise contemplated in this Agreement or the Exhibits and Schedules hereto.

1.5.3 Buyer’s Deliveries at Closing. At the Closing, Buyer shall deliver or cause to be delivered to (or pursuant to the instructions of) Company the following against delivery of the items specified in Section 1.5.2:

(a)	Check or wire transfer of $1,800,000;

(b)	A compliance certificate pursuant to Section 5.3; and

(c)	Such other documents and instruments as shall be reasonably necessary to effect the transactions contemplated hereby.

Two Hundred Thousand Dollars of the Purchase Price (the “Withheld Amount”) shall be withheld by buyer as security against indemnity claims as provided in Section 9 hereof. The Withheld Amount shall bear interest at a rate of 5.36% per annum until paid, subject to any indemnity claim.

1.6 Consent of Third Parties. Nothing in this Agreement shall be construed as an attempt or agreement to assign: (i) any Contract which is non-assignable without the consent of the party or parties thereto unless such consent shall have been obtained; or (ii) any Contract or claim as to which all of the remedies for the enforcement thereof enjoyed by Company would not pass to Buyer as an incident of the assignments provided for by this Agreement. Company shall cooperate with Buyer to obtain the consents of any other party required in connection with the transfer of any Contract requiring such consent and shall provide Buyer with all of the benefits enjoyed by Company under any such Contract until consent to the assignment thereof is obtained.

2. REPRESENTATIONS AND WARRANTIES OF COMPANY.

Company and the Stockholders jointly and severally represent and warrant to Buyer that the statements contained in this Section 2 are true and correct, except as disclosed in a document of even date herewith and delivered by Company to Buyer on the date hereof referring to the representations and warranties in this Agreement (the “Disclosure Schedule”). The Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 2, and the disclosure in any such numbered and lettered section of the Disclosure Schedule shall qualify only the corresponding subsection in this Section 2 (except to the extent disclosure in any numbered and lettered section of the Disclosure Schedule is specifically cross-referenced or is readily apparent would be deemed appropriate in another numbered and lettered section of the Disclosure Schedule).

2.1 Organization and Authority. Company: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to enter into and perform this Agreement; and (iii) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on its business or financial condition. Company has delivered a true and correct copy of the certificate of incorporation and bylaws or other charter documents, as applicable, of Company, each as amended to date, to Buyer. Company is not in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational documents. Company has no subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

2.2 Authority Relating to this Agreement: No Violation of Other Instruments.

2.2.1 The execution and delivery of this Agreement and the performance hereunder by Company have been duly authorized by all necessary corporate action on the part of Company and its stockholders, and, assuming execution of this Agreement by Buyer, this Agreement will constitute a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors’ rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

2.2.2 Neither the execution of this Agreement nor the performance hereof by Company will: (i) conflict with or result in any breach or violation of the terms of any decree, judgment, order, law or regulation of any court or other governmental body now in effect applicable to Company; (ii) conflict with, or result in, with or without the passage of time or the giving of notice, any breach of any of the terms, conditions and provisions of, or constitute a default under, or result in the creation of any lien, charge, or encumbrance upon any of the Assets pursuant to, any indenture, mortgage, lease, agreement or other instrument to which Company is a party or by which it or any of the Assets are bound; (iii) permit the acceleration of the maturity of any indebtedness of Company or of any other person secured by the Assets; (iv) violate or conflict with any provision of Company’s certificate of incorporation, bylaws, or similar organizational instruments; or (v) give rise to any dissenter’s rights or other valid claims from Company’s stockholders.

2.2.3 No consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any government or regulatory authority is required to be made or obtained in order to permit the execution, delivery or performance of this Agreement by Company, or the consummation of the transactions contemplated by this Agreement.

2.3 Capitalization. The authorized capital stock of Company is 15,000,000 shares of Common Stock, of which 7,545,832 shares are issued and outstanding, 1,250,000 shares of Series A Preferred Stock, all of which shares are issued and outstanding, and 1,250,000 shares of Series B Preferred Stock, all of which shares are issued and outstanding. An accurate capitalization table of the Company, with the number of shares owned by each shareholder as of the date hereof, is set forth in Section 2.3 of the Disclosure Schedule. All such issued and outstanding shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable securities laws. There are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which the Company is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities. There are no voting trusts or other agreements or understandings to which any stockholders or Company is a party with respect to the voting, purchase or sale of the capital stock of Company.

2.4 Ownership and Delivery of Assets. The Assets, together with the assets listed in Schedule 1.2, comprise all of the assets, rights and business of Company. Company is the true and lawful owner of the Assets and has all necessary power and authority to transfer the Assets to Buyer free and clear of all Encumbrances. No other person, including without limitation any officer, director, employee, or shareholder of Company, will have on the Closing Date any direct or indirect interest in any of the Assets. Upon delivery to Buyer on the Closing Date of the Bill of Sale and other instruments of conveyance with respect to the Assets, Buyer will acquire good and valid title to the Assets free and clear of all Encumbrances.

2.5 No Conflicts. The execution and delivery by each Stockholder and Company of this Agreement does not, and the performance by Company and each Stockholder of their obligations under this Agreement and the consummation of the transactions contemplated hereby will not: (a) conflict with or result in a violation or breach of any law or Order applicable to Company, or any Stockholder or any of their respective assets and properties; or (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Company or any Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, (iv) result in or give to any person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Encumbrance upon Company, any Stockholder or any of their respective assets and properties under any agreement to which Company or any Stockholder is a party or by which any of their respective assets or properties is bound.

2.6 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any governmental or regulatory authority is required in connection with the due execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or the continuation by Buyer of the Business as presently conducted as a consequence of the Closing.

2.7 Financial Statements and Condition; Absence of Changes.

2.7.1 Schedule 2.7(a) of the Disclosure Schedule sets forth copies of the unaudited balance sheet of Company as of March 31, 2006 (the “Balance Sheet”) and the unaudited income statement for the three month period then ended and the balance sheet of Company at December 31, 2005 and the related unaudited income statement for the twelve month period then ended. All such financial statements were prepared in good faith on a consistent and reasonable basis throughout the periods indicated and fairly present in all material respects the financial condition and results of operations of Company as of the respective dates thereof and for the respective periods covered thereby.

2.7.2 Company has no Liabilities, except for (i) Liabilities set forth on the face of the Balance Sheet (or which are disclosed in the footnotes thereto), (ii) Liabilities set forth on Schedule 1.4 and (iii) Liabilities which have arisen after the date of the Balance Sheet in the ordinary course of business.

2.7.3 Since March 31, 2006:

(a) Company has not (i) amended, or agreed to amend, its charter (or comparable instrument), (ii) merged with or into or consolidated with, or agreed to merge with or into or consolidate with, any other person, or (iii) except as reasonably required in connection with the transactions contemplated by this Agreement or as described elsewhere in this Agreement, changed, or agreed to change, in any material manner the character of its business;

(b) Company has conducted its business only in the usual and ordinary course and in accordance with past practices;

(c) there has been no change (or series of changes, casualty or otherwise) in the business, condition (financial or otherwise), results of operations, assets, Liabilities or earnings of Company, other than changes arising in the ordinary course of business consistent with past practice and experience, none of which changes, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect on Company;

(d) Company has not made or promised to make any increase in any salaries, rates of pay or other compensation or benefits of any business of its employees, nor has Company made any accrual for or commitment or agreement to make or pay the same, nor any payment or commitment to pay any severance or termination pay to any of the business of its employees;

(e) Company has not suffered any strike or other labor trouble, and Company has not entered into any agreement or negotiation with any labor union or other collective bargaining representative of any business of its employees;

(f) there has been no change or, to the Knowledge of Company, any threat of any change, in any of Company’s relations with, or any loss of or, to the Knowledge of Company, threat of loss of, any of the suppliers, distributors or customers of its business, or any decrease or limitation, of any such supplier’s provision of services, supplies or materials to Company or any such customer’s usage or purchase of services or products of Company;

(g) there has been no change in the method of accounting or keeping of books of account or accounting practices with respect to Company;

(h) Company has not waived, or agreed to waive, any right of material value with respect to Company, or any of the Assets;

(i) Company has not changed, or agreed to change, any of its material business policies or practices, including advertising, marketing, pricing, purchasing, personnel, sales, returns or budget policies or practices;

(j) except in the ordinary course of business or as otherwise permitted or required by this Agreement, Company has not (i) entered into, or agreed to enter into, any lease (as lessor or lessee) or any license (as licensee or licensor) on behalf of Company, (ii) sold, abandoned or made, or agreed to sell, abandon or make, any other disposition of any of the Assets; or (iii) waived or relinquished any other rights of material value;

(k) except as provided herein, Company has not entered into or amended, or agreed to enter into or amend, any contract or other agreement by or to which Company is bound or subject, pursuant to which it agrees to indemnify any party on behalf of Company or pursuant to which it agrees to refrain from competing with any party;

(l) Company has not, except in the ordinary course of business, incurred or assumed, or agreed to incur or assume, any Liability (whether or not currently due and payable) that could result in a material adverse effect on the Assets or the transactions contemplated under this Agreement;

(m) Company has not terminated, or agreed to terminate, or failed to renew or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract, license or Permit and/or Approval;

(n) no pre-existing or continuing Environmental Encumbrances which would be required to be reflected on the balance sheet of Company have arisen; and

(o) Company has not entered into, or agreed to enter into, any transaction out of the ordinary course of business or where the same could reasonably be expected to have a Material Adverse Effect on Company.

2.7.4 Company has provided to Buyer its pipeline as of the date of this Agreement of all anticipated future orders for the sale of products and services by Company (the “Pipeline”). The Pipeline was prepared in good faith and on a reasonable basis in accordance with the past practices of Company consistently applied.

2.8 Taxes. Company has filed or caused to be filed all Tax Returns required to be filed under applicable law for periods ending prior to the Closing Date, and such Tax Returns are true and correct in all material respects. Company has, within the time and in the manner prescribed by law, paid directly or indirectly (and until the Closing will pay directly or indirectly within the time and in the manner prescribed by law) all Taxes that are due and payable. To the Knowledge of Company, no examination of any Tax Return is underway as of the date of this Agreement. There are no outstanding (a) powers of attorney granted by Company concerning any Tax matter, (b) agreements or waivers extending the statutory period of limitation applicable to any Tax Return of Company, (c) agreements entered into with any taxing authority that would have a material and continuing effect on Company after the Closing Date or (d) Encumbrances (and immediately following the Closing Date there will be no Encumbrances) on the assets of Company relating to or attributable to Taxes other than Encumbrances for Taxes not yet due and payable. Company is not a party to any Tax allocation or sharing agreement. Company has no liability for the Taxes of any other person other than Company, as a transferee or successor, by contract, or otherwise. Neither the Stockholders nor Company has been notified of any request for an audit or other examination of any Tax Return of Company. Company has no liabilities for unpaid Taxes which have not been accrued or reserved against in accordance with GAAP on Company’s financial statements, whether asserted or unasserted, contingent or otherwise. Neither Company nor the Stockholders has knowledge of any basis for the assertion of any reasonable claim relating or attributable to Taxes which, if adversely determined, would result in any Encumbrance on the assets of Company. There is no contract, agreement, plan or arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company, individually or collectively, which could give rise to the payment of any amount that would not be deductible. The Stockholders are the sole beneficial owners of all Company capital stock for tax purposes. Company has not, in the past 10 years, (A) acquired assets from another corporation in a transaction in which Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary. Company has withheld and paid over all Taxes that it was required to withhold from amounts owing to any employee, creditor or third party, and has complied in all material respects with all applicable laws, rules and regulations relating to the withholding and payment of Taxes.

2.9 Legal Proceedings. There are no Orders outstanding and no Actions or Proceedings pending against Company, its business, assets and properties or any of its officers and directors their capacities as such. To the Knowledge of Company, there are no claims, Actions or Proceedings threatened against Company or its business, assets or properties. To the Knowledge of Company, no employee has filed a complaint with any Governmental or Regulatory Authority pertaining to labor or employment matters.

2.10 Compliance With Laws and Orders. Company is in compliance in all material respects with all applicable laws, rules, regulations, ordinances, decrees, Orders, judgments or Permits and/or Approvals, and has not received any notices of violation with respect to any federal, state, local or foreign statute, law or regulation regarding the conduct of its business or the ownership or operation of its business.

2.11 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Company that has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of Company, any acquisition of property by Company or the conduct of business by Company as currently conducted or as currently proposed to be conducted by Company.

2.12 Employees. Section 2.12 of the Disclosure Schedule lists all Contracts providing for a commitment of employment or consulting services (and provides a description of all such oral agreements) to which Company is a party which either (i) contain severance, bonus or other provisions triggered by the Closing or (ii) contain obligations continuing beyond the Closing Date, and true, correct and complete copies of all such written agreements have been delivered to Buyer. In addition, Section 2.12 of the Disclosure Schedule identifies all current employees and consultants of Company, including, without limitation, all officers of Company, and describes the job title of and compensation (including, without limitation, salary, bonuses and perks) payable to, each such individual. None of such employees has indicated to Company present intention to resign or retire, and Company does not have a present intention to terminate the employment of any of them. No employee of Company is in violation of any term of any employment contract (whether written or oral), patent disclosure agreement or any other contract or agreement relating to the relationship of any such employee with Company or any other party (including prior employers) because of the nature of the business now conducted or now proposed to be conducted by Company. There is no strike, labor dispute or union organization activities pending or, to the Knowledge of Company, threatened, involving Company, or its employees. With respect to all of their employees in the United States, Company has obtained documentation within the initial three days of employment of each employee’s identity and eligibility to work in the United States, and to the Knowledge of Company no such employees will lose their eligibility to work in the United States for the period of one year following the Closing Date. There are no employees of the Company in the United States whose eligibility to work in the United States exists pursuant to an issued work permit or visa, and describes the current status of each such individual’s immigration status. Company is in compliance in all material respects with all applicable United States and foreign immigration laws with respect to their employees.

2.13 Company Employee Benefit Plans.

2.13.1 Plans. Section 2.13(a) of the Disclosure Schedule contains a complete and accurate list of each Company Employee Plan established, sponsored or maintained by Company and any trade or business (whether or not incorporated) which is treated as a single employer with Company for the benefit of any person who performs or who has performed services for Company or with respect to which Company has or may have any liability or obligation. Company has not made any plan or commitment to establish or enter into any new Company Employee Plan.

2.13.2 Documents. Company has furnished to Buyer: (i) correct and complete copies of all documents embodying each Company Employee Plan including all amendments thereto and all related trust documents, (ii) the three most recent annual reports, if any, required in connection with each Company Employee Plan, (iii) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all communications, material to any employee or employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to Company, (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan, (viii) all discrimination tests for each Company Employee Plan for the three most recent plan years, (ix) all registration statements, annual reports and prospectuses prepared in connection with each Company Employee Plan, (x) all, privacy notices and business associate agreements.

2.13.3 Compliance. (i) Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations which are applicable to it, and Company has performed all obligations required to be performed by it under, are not in default under or violation of and have no knowledge of any default or violation by any other party to, any of Company Employee Plans.

2.13.4 No Self-Insured Company Employee Plan. Company has never maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

2.13.5 No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any person for any reason, and Company has never represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.

2.13.6 Effect of Transaction. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Company to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute bonus or benefits under any Company Employee Plan), except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider (other than full or partial vesting as a result of the actions required under the Agreement), (iii) materially increase any benefits otherwise payable by Company, or (iv) result in any forgiveness of indebtedness. There is no agreement, plan, arrangement or other contract covering any employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment.” Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability to Buyer or Company (other than ordinary administration expenses typically incurred in a termination event).

2.13.7 International Employee Plan. Company does not have nor has it ever had the obligation to maintain, establish, sponsor, participate in, be bound by or contribute to any each Company Employee Plan that has been adopted or maintained by Company, whether formally or informally or with respect to which Company will or may have any liability with respect to employees who perform services outside the United States.

2.14 Real Property.

2.14.1 The Company does not own any parcel of real property. Section 2.14 of the Disclosure Schedule contains a list of (i)  each parcel of real property leased by Company (as lessor or lessee), and (ii) all Encumbrances (other than Encumbrances that will be removed at or prior to the Closing, or Encumbrances disclosed, or given as security for a monetary Liability shown, on the Balance Sheet) on any parcel of real property referred to in clause (i).

2.15 Adequacy of Assets. The Assets constitute all of the tangible and intangible, real and personal property assets required for the conduct of the Business as presently conducted, including, but not limited to, all Intellectual Property rights necessary therefore.

2.16 Intellectual Property Rights.

2.16.1 Section 2.16 of the Disclosure Schedule contains an accurate and complete description of all Company Intellectual Property.

(a) Each item of Company Intellectual Property is free and clear of any Encumbrances;

(b) Company is the owner of all right, title and interest in or is the exclusive licensee of all Company Intellectual Property;

(c) Company is the owner of all right, title and interest in, and has good title to, (a) all trademarks, service marks and trade names for Company products or services used in connection with the operation or conduct of the business of Company, including the sale of any products or technology or the provision of any services by Company, (b) all copyrighted works that are or are part of Company products, and (c) all patents and patent applications of Company Intellectual Property;

(d) Company has not transferred ownership of any right, title or interest in, or granted any license under or right to use or authorized the retention of any rights to use, any Intellectual Property that is Company Intellectual Property, to any other person or entity, other than licenses of Company Intellectual Property listed in Section 2.16.1(d) of the Disclosure Schedule;

(e) there are no persons or entities to whom Company has delivered copies of the source code to any Company Intellectual Property, whether under an escrow arrangement or otherwise, or persons or entities who have the right to receive such source code;

(f) all Company Intellectual Property, including any item thereof, is and will be as of the Closing fully transferable, assignable and licensable by or between Company or Buyer without restriction and without payment of any kind to any third party;

(g) the consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of Company in any Company Intellectual Property;

(h) the consummation of the transactions contemplated by this Agreement will not result in the breach or termination of any license, contract or agreement to which Company is a party respecting any Intellectual Property;

(i) the operation of the business of Company does not, and the continued offer and sale of the Company’s products as of the date hereof (including for this purpose, products planned for release within twelve (12) months of the date hereof) will not, when offered and sold in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property of any person or entity, violate the rights of any person or entity, or constitute unfair competition or trade practices under the laws of any jurisdiction, and Company has not received notice from any person or entity claiming that such operation or any act, product, process, technology or service (including products, processes, technology or services currently under development) of Company infringes or misappropriates any Intellectual Property of any person or entity or constitutes unfair competition or trade practices under the laws of any jurisdiction or any claim challenging the ownership, validity or effectiveness of any Company Intellectual Property (nor is Company aware of any basis therefor);

(j) to the Knowledge of Company, there are no contracts, licenses or agreements between Company and any other person or entity with respect to Company Intellectual Property under which there is any dispute regarding the scope of such agreement or performance under such agreement, including with respect to any payments to be made or received by Company thereunder;

(k) to the Knowledge of Company, no person or entity (including any employee or former employee of Company) is infringing, misusing or misappropriating any Company Intellectual Property, and neither the Stockholders nor Company has received any communication alleging that they have violated, or by conducting their businesses as proposed, would violate, any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party;

(l) no Company Intellectual Property or product, process, technology or service of Company is subject to any proceeding, lawsuit or action or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the manufacture, use, sale, transfer or licensing by Company of Company Intellectual Property or any product, process, technology or service of Company or may affect the validity, use or enforceability of such Company Intellectual Property, and there are no claims challenging or questioning the validity or effectiveness of any license or agreement relating to any Company Intellectual Property;

(m) Company has not entered into any agreement or offered to indemnify any other person or entity against any charge of infringement with respect to any Company Intellectual Property;

(n) Company has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise enforce rights with respect to, any Company Intellectual Property;

(o) Company has the exclusive right to file, prosecute and maintain all existing applications and registrations with respect to Company Intellectual Property;

(p) to the knowledge of the Company, the ownership of the Assets by Buyer upon the Closing will not result in the granting by Buyer of any Intellectual Property rights of Buyer (other than Company Intellectual Property rights) to any person or entity;

(q) Company has filed applications for registration or issuance of Company Intellectual Property listed in Section 2.16 of the Disclosure Schedule in the jurisdictions set forth thereon and those applications are currently pending and have not been abandoned or withdrawn;

(r) to the Knowledge of Company, no third party has a reason to object to or oppose any application filed by Company prior to Closing to register any Company Intellectual Property; and

(s) to the Knowledge of the Company, all registrations and patents associated with Company Intellectual Property, whether owned by Company or licensed, are valid and subsisting.

2.16.2 There are no actions that must be taken by Company within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any registered Company Intellectual Property.

2.16.3 In each case in which Company has acquired any Company Intellectual Property rights from any person, it has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Company Intellectual Property (including the right to seek past and future damages with respect thereto) to it and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Company has, if necessary to enforce such assignment, recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. For the avoidance of doubt, Schedule 2.16.3 contains a true and complete list of all persons that worked on, or contributed to, Company Intellectual Property.

2.16.4 None of the products of Company are, in whole or in part, subject to the provisions of any Public Software or other source code license agreement that (i) requires the distribution of source code created by Company in connection with the distribution of or otherwise making available the licensed software in object code form; (ii) prohibits or limits Company from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed software (whether in source code or object code form); or (iii) allows a customer, or requires, by its terms and not by operation of law, that a customer have, the right to decompile, disassemble or otherwise reverse engineer any software created by Company.

2.17 Privacy Policies. Company, and its employees, have (i) complied at all times in all material respects with all applicable privacy laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data consisting of personally identifiable information that is, or is capable of being, associated with specific individuals; (ii) complied with Company’s privacy policy substantially in the form provided to Buyer or its counsel with respect to personally identifiable information; and (iii) taken all appropriate and industry standard measures to protect and maintain the confidential nature of any personally identifiable information that Company has collected or otherwise acquired.

2.18 Contracts.

2.18.1 Section 2.18 of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a list of each of the following Contracts to which Company is a party or by which any of their respective assets and properties is bound as of the date of this Agreement:

(a) all Contracts (excluding Company Employee Plans) providing for a commitment of employment or consulting services;

(b) all Contracts with any person containing any provision or covenant prohibiting or limiting the ability of Company to engage in any business activity or compete with any person or prohibiting or limiting the ability of any person to compete with Company;

(c) all partnership or joint venture agreements;

(d) all Contracts relating to Indebtedness;

(e) all Contracts providing for (A) the future disposition or acquisition of any assets and properties, other than dispositions or acquisitions in the ordinary course of business, and (B) any merger or other business combination;

(f) all Contracts between or among Company, on the one hand, and stockholders of Company or any Affiliate of stockholders of Company;

(g) all Contracts that (A) limit or contain restrictions on the ability of Company to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Encumbrance, to purchase or sell any assets and properties, to change the lines of business in which it participates or engages or to engage in any merger or other business combination or (B) require Company to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(h) any collective bargaining agreement;

(i) all licensing agreements; and

(j) all other Contracts that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to Company of more than ten thousand ($10,000) and (B) cannot be terminated within one hundred eighty (180) days after giving notice of termination without resulting in any cost or penalty to Company.

2.18.2 Company has previously delivered to Buyer a true, correct and complete copy of each written Contract listed in Section 2.18 of the Disclosure Schedule, (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 2.18 of the Disclosure Schedule; each such Contract constitutes the entire agreement between Company, on the one hand, and the other party(ies) to such Contract, on the other hand; no such Contract has been modified or amended in any respect; and no party has repudiated any provision of any Contract. Each Contract disclosed in Section 2.18 of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, and neither Company, to the Knowledge of Company, nor any other party to such Contract is in violation of or default under any such Contract (or with notice or lapse of time or both, would be in violation of or material default under any such Contract).

2.18.3 No party to any Contract has communicated to Company any intention to cancel, withdraw, modify or amend such contract, agreement or arrangement whether by reason of the transactions contemplated by this Agreement or otherwise.

2.19 Permits and/or Approvals. Company has or will have applied for all Permits and/or Approvals required for the conduct of the business of Company as presently conducted and for the ownership, leasing, use, development, occupancy and operation Assets. Each such Permit and/or Approval is valid, binding and in full force and effect, and the status of such Permit and/or Approval will not be affected by the Closing. Company is not in default (or with the giving of notice or lapse of time or both, would be in default) under any such Permit and/or Approval.

2.20 Affiliate Transactions. There is no Indebtedness or other amounts owing under Contracts between Company, on the one hand, and any officer, director, stockholder or Affiliate of any of the foregoing, on the other hand.

2.21 Minute Books. The minute book of Company contains a materially complete and accurate summary of all meetings of directors and shareholders or actions by written consent since the time of incorporation of Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

2.22 Complete Copies of Materials. Company has delivered or made available true and complete copies of each document that has been requested by the Buyer or its counsel in connection with their due diligence review of Company.

2.23 Environmental Matters. Company is and has been in compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by Company at any time (collectively, “Company’s Facilities;” such properties or facilities currently used, leased or occupied by Company are defined herein as “Company’s Current Facilities”), and no discharge, emission, release, leak or spill of Hazardous Materials has occurred at any of Company’s Facilities that may or will give rise to liability of Company under Environmental Laws. To Company’s knowledge, there are no Hazardous Materials (including without limitation asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any of Company’s Current Facilities. To Company’s knowledge, there neither are nor have been any aboveground or underground storage tanks for Hazardous Materials at Company’s Current Facilities. To Company’s knowledge, no Company employee or other person has claimed that Company is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material. No civil, criminal or administrative action, proceeding or investigation is pending against Company, or, to Company’s knowledge, threatened against Company, with respect to Hazardous Materials or Environmental Laws; and Company is not aware of any facts or circumstances that could form the basis for assertion of a claim against Company or that could form the basis for liability of Company, regarding Hazardous Materials or regarding actual or potential noncompliance with Environmental Laws.

2.24 Accounts Receivable; Inventory. Subject to any allowances set forth in Company’s Balance Sheet, the accounts receivable shown in the Balance Sheet — arose in the ordinary course of business; were not, as of the date of the Balance Sheet, subject to any discount, contingency, claim of offset or recoupment or counterclaim; and represented, as of the date of the Balance Sheet, bona fide claims against debtors for sales, leases, licenses and other charges. All accounts receivable of Company arising after the date of the Balance Sheet through the date of this Agreement arose in the ordinary course of business and, as of the date of this Agreement, are not subject to any discount, contingency, claim of offset or recoupment or counterclaim, except for normal allowances consistent with past practice. The amount carried for doubtful accounts and allowances disclosed in the Balance Sheet is sufficient to provide for any losses which may be sustained on realization of the accounts receivable shown in the Balance Sheet. As of the date of the Balance Sheet, the inventories shown on the Balance Sheet or Schedule 1.1(a) consisted of items of a merchantable condition and of a quantity and quality suitable, usable and salable in the ordinary course of business for the purpose for which they are intended. All such inventories are valued on the Balance Sheet in accordance with GAAP and sufficient allowances have been established on the Balance Sheet, in each case in an adequate amount for slow-moving, obsolete or unusable inventories. The inventories shown in the Balance Sheet do not consist of any manufactured to customer specifications effectively rendering the Inventories saleable only to that customer.

2.25 Customers and Suppliers. As of the date hereof, no customer that individually accounted for more than 5% of Company’s gross revenues during the 12-month period preceding the date hereof and no supplier of Company that individually accounted for more than 5% of Company’s purchases during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to Company to cancel or otherwise terminate its relationship with Company or has at any time on or after the date of the Balance Sheet, decreased materially its services or supplies to Company in the case of any such supplier, or its usage of the services or products of Company in the case of such customer, and to Company’s knowledge no such supplier or customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with Company or to decrease materially its services or supplies to Company or its usage of the services or products of Company, as the case may be. Company has not knowingly breached, so as to provide a benefit to Company that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Company.

2.26 Insurance. Company has delivered to Buyer copies of each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) currently maintained by the Company, each of which are in full force and effect and which are sufficient to meet Company’s existing legal and contractual obligations. With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable and in full force and effect in all respects and there has been no notice of cancellation or nonrenewal of the policy received; (B) Company is not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (C) no party to the policy has repudiated any provision thereof.

2.27 Disclosure. No representation or warranty made by Company in this Agreement or the exhibits or schedules hereto or certificates delivered hereunder, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

2.28 Product Liability Claims. At no time during the five years preceding the date of this Agreement has Company or, to the Knowledge of Company, any of Company’s predecessors in interest to any of the Assets, been subject to any product liability claim relating to any of Company’s products and, to the Knowledge of Company, no such claim is threatened nor does any circumstance or condition exist that Company reasonably expects to give rise to any such claim.

2.29 Brokers; Finders. No broker, investment bank, financial advisor or other person or entity, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon the arrangements made by or on behalf of the Stockholders or Company.

2.30 Questionable Payments. Neither Company nor any director, officer or other employee, agent or representative of Company: (i) has made any payments or provided services or other favors in the United States or in any foreign country in order to obtain preferential treatment or consideration by any Governmental or Regulatory Authority with respect to any aspect of the business of Company; or (ii) has made any political contributions which would not be lawful under the laws of the United States or the foreign country in which such payments were made. To the Knowledge of Company, neither Company, nor any director, officer or other employee, agent or representative of Company or any customer or supplier of any of them has been the subject of any inquiry or investigation by any Governmental or Regulatory Authority in connection with payments or benefits or other favors to or for the benefit of any governmental or armed services official, agent, representative or employee with respect to any aspect of the business of Company or with respect to any political contribution.

2.31 Compliance with United States Customs Regulations. Company has not received any correspondence from the United States Customs Service regarding any pre-penalty notice, notice of penalty, notice of redelivery, marking notice, customs inquiry, notice of proposed rate or value advance, notice of audit or investigation by a special agent, import specialist or other United States Customs Service Official. Company has not paid and does not currently pay any buying commissions, quota charges, fees or royalties for design services, royalties or license fees or management fees.

3. REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer hereby represents and warrants to Company that:

3.1 Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all necessary corporate power and authority to enter into and perform this Agreement.

3.2 Authority Relating to this Agreement; No Violation of Other Instruments.

3.2.1 The execution and delivery of this Agreement and the performance hereunder by Buyer have been duly authorized by all necessary corporate action on the part of Buyer and, assuming execution of this Agreement by Company, this Agreement will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors’ rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

3.2.2 Neither the execution of this Agreement nor the performance hereof by Buyer will: (i) conflict with or result in the breach or violation of the terms of any decree, judgment, order, law or regulation of any court or other governmental body now in effect applicable to Buyer; (ii) conflict with, or result in, with or without the passage of time or the giving of notice, any breach of any of the terms, conditions and provisions of, or constitute a default under, any indenture, mortgage, lease, agreement or other instrument to which Buyer is a party or by which it is bound; or (iii) violate or conflict with any provisions of Buyer’s Certificate of Incorporation, Bylaws, or similar organizational instruments.

3.3 Consents. No consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required to be made or obtained by Buyer in order to permit the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated by this Agreement.

3.4 Available Funds. On the Closing Date, Buyer will have the available funds to consummate the transactions contemplated by this Agreement.

3.5 Brokers and Finders. Neither Buyer nor any shareholder, director, officer, employee or agent of Buyer has retained any broker or finder in connection with the transactions contemplated by this Agreement.

4. CONDITIONS TO THE OBLIGATIONS OF BUYER.

Except as otherwise specifically set forth herein or as contemplated by this Agreement, all obligations of Buyer under this Agreement are subject to the fulfillment, prior to or at the Closing Date, of each of the following conditions:

4.1 Representations and Warranties True at Closing. The representations and warranties of Company contained in this Agreement shall be deemed to have been made again at and as of the Closing Date and shall then be true in all respects.

4.2 Covenants Performed by Company. Each of the obligations of Company to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed.

4.3 Authority Relating to this Agreement; Compliance Certificate. All corporate and other proceedings (including without limitation shareholder approval) required to be taken by or on behalf of Company to authorize Company to execute, deliver and carry out this Agreement and to sell, transfer and deliver the Assets to Buyer in accordance with this Agreement shall have been duly and properly taken. Buyer shall have received a certificate of the president and the secretary of Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in Sections 4.1. 4.2 and 4.3.

4.4 Material Changes in Business of Company. Between March 31, 2006 and the Closing Date there shall have been no materially adverse change in the position, financial or otherwise, Assets, liabilities, business, prospects or the results of operations of Company except as permitted or contemplated by this Agreement.

4.5 No Action to Prevent Completion. There shall not have been instituted and be continuing or threatened any claim, action or proceeding which could have a material adverse effect on the condition, financial or otherwise, Assets, liabilities, business, prospects or results of operations of Company, nor shall there have been instituted and be continuing or threatened any such claim, action or proceeding to restrain, prohibit or invalidate, or to obtain damages in respect of, the transactions contemplated by this Agreement or which might affect the right of Buyer after the Closing Date to own the Assets or to operate the Business.

4.6 Consents. Company and Buyer shall have received all permits and authorizations necessary for the execution of this Agreement and the consummation of the transactions contemplated by this Agreement. Company shall have received consents to assign Contracts from all of the parties listed in Schedule 2.2.

4.7 Delivery of Closing Documents. Company shall have delivered to Buyer the closing documents required to be delivered pursuant to Section 1.5.2 in form and substance satisfactory to Buyer and its counsel.

4.8 Offer Letter. Each of the employees of Company shall each have entered into an offer letter with Buyer in mutually agreeable form (collectively, the “Offer Letters”).

4.9 Noncompetition Agreements. Noncompetition Agreements in favor of Buyer effective as of the Closing shall have been received from the key employees of Company in mutually agreeable form.

4.10 Failure of Conditions. In the event any one or more of the conditions set forth in this Section 4 is not satisfied within the dates required, Buyer, in its sole and absolute discretion, may elect: (i) to waive any such condition precedent, (ii) to terminate this Agreement pursuant to Section 10 or (iii) to postpone the Closing Date for a period not to exceed thirty (30) days.

5. CONDITIONS TO THE OBLIGATIONS OF COMPANY.

Except as otherwise specifically set forth herein, all obligations of Company under this Agreement are subject to the fulfillment and satisfaction, prior to or at the Closing, of each of the following conditions:

5.1 Representations and Warranties True at the Closing. The representations and warranties of Buyer contained in this Agreement shall be deemed to have been made again at and as of the Closing Date and shall then be true in all respects.

5.2 Covenants Performed by Buyer. Each of the obligations of Buyer to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed.

5.3 Authority Relating to this Agreement; Compliance Certificate. All corporate and other proceedings required to be taken by or on behalf of Buyer to authorize Buyer to execute, deliver and carry out this Agreement, shall have been duly and properly taken. Company shall have received a certificate of the president and secretary of Buyer, dated the Closing Date, certifying to the fulfillment of the conditions specified in Section 5.1. 5.2 and 5.3.

5.4 Offer Letters. Buyer shall have entered into each of the Offer Letters.

5.5 No Action to Prevent Completion. There shall not have been instituted and be continuing or threatened any action or proceeding by or before any court or other governmental body to restrain, prohibit or invalidate, or to obtain damages in respect of, the transactions contemplated by this Agreement.

5.6 Delivery of Closing Documents. Buyer shall have delivered to Company the closing documents and deliveries required to be delivered pursuant to Section 1.5.3, in form and substance reasonably satisfactory to Company and its counsel.

5.7 Failure of Conditions. In the event any one or more of the conditions set forth in this Section 5 is not satisfied within the dates required, Company, in its sole and absolute discretion, may elect: (i) to waive any such condition precedent, (ii) to terminate this Agreement pursuant to Section 10 or (iii) to postpone the Closing Date for a period not to exceed thirty (30) days.

6. COVENANTS OF COMPANY.

Company covenants as follows:

6.1 Satisfaction of Conditions. Company shall in good faith proceed to take or cause to be taken all actions within its power necessary to satisfy all conditions to its obligations to close and consummate the transactions contemplated by this Agreement.

6.2 Conduct of the Business After Closing Date. After the Closing Date, the Company will conduct no business whatsoever other than to wind down its offering.

6.3 Name Change. Company shall file an amendment to its Certificate of Incorporation changing its name to “Guanmen, Inc.”

6.4 Acquisition of Controlling Interest in Securay. Company shall in good faith assist the Buyer in its acquisition of a controlling interest of Tianjin Securay Technology Co. Ltd. (“Securay”) pursuant to the term sheet signed by the Buyer and Mr. Bin Lu, President of Securay, on June 26, 2006.

6.5 Acquisition of Aegison China. Company, Aegison China and Mr. Bin Lu shall transfer the Assets of Aegision China to the Buyer, or any recipient designated by the Buyer, as soon as possible after the Closing Date, but in no event later than 75 days after the Closing Date. Company, Aegison China and Mr. Bin Lu shall be responsible for ensuring that all necessary Governmental or Regulatory Authority approvals are received on or before the 75th day after the Closing Date.

7. COVENANTS OF BUYER.

Buyer covenants to Company as follows:

7.1 Satisfaction of Conditions. Buyer shall in good faith proceed to take or cause to be taken all actions within its power necessary to satisfy all conditions to its obligations to close and consummate the transactions contemplated by this Agreement.

8. EMPLOYMENT MATTERS.

8.1 Employees. Buyer shall have the right, but not the obligation, to offer employment to any of Company’s employees, at the salary levels and on other terms and conditions to be determined in Buyer’s sole discretion. Except as specifically included in the Assumed Liabilities, Buyer shall have no liability for accrued wages (including salaries and commissions), severance pay, sick leave or other benefits, or Company Employee Plans of any type or nature on account of Company’s employment of or termination of such employees, and Company shall indemnify Buyer and hold Buyer harmless against any liability arising out of any claims for such pay or benefits or any other claims arising from Company’s employment of or termination of employment of such employees.

8.2 Employee Plans. Buyer is not assuming any of the Company Employee Plans, and Buyer shall have no liability whatsoever to employees of Company with respect to accrued or future benefits under any such Company Employee Plans, whether or not any of such employees are offered employment by, or become employees of, Buyer.

9. INDEMNITY.

9.1 Indemnity. Company shall indemnify and hold harmless Buyer from and against any and all losses, costs, expenses, and stockholder liabilities, claims, demands and judgments of every nature, including the cost of investigation and defense thereof and reasonable attorneys’ fees incurred (“Damages”) which arise out of or based upon: (i) the breach by Company or the Stockholders of any representation or warranty made by it pursuant to this Agreement; (ii) the non-performance, partial or total, of any covenant made by it pursuant to this Agreement; (iii) any activities of Company prior to the Closing; (iv) liabilities under any Company Employee Plans, (v) claims for brokers’ or finders’ fees; (vi) any liabilities arising from the failure to comply with the California Bulk Transfer laws in connection with the transactions contemplated hereby; and (vii) any other liabilities of Company which Buyer is not assuming, including, without limitation, any liabilities not disclosed to Buyer in this Agreement or the Exhibits and Schedules hereto. Notwithstanding the foregoing, Buyer shall make no claim for Damages until such Damages equal or exceed $20,000 in aggregate, in which case Buyer may make claim for all Damages (including the first $20,000).

9.2 Notice. In the event that Buyer suffers Damages, Buyer shall within ninety (90) days of discovering such Damage give Company written notice thereof (“Notice of Claim”). The Notice of Claim shall state in reasonable detail the nature of the claim, the specific provisions in this Agreement alleged to have been breached, and the amount of the claim for indemnification. Such amount shall represent Buyer’s good faith estimate of the Damages. Company shall have thirty (30) days from receipt of the Notice of Claim to accept or reject the claim for indemnification. Buyer shall be deemed to have waived its right to indemnification for any Damages for which notice is not given in a timely manner as set forth herein if and to the extent that Company can show that such failure to give timely notice has materially prejudiced Company’s ability to defend or otherwise respond to such claim. Any claim for Damages accepted by Company or any claim determined as valid under the claim procedure set forth below, shall be deemed “Established Damages” for the purposes of this Agreement.

9.3 Claims of Buyer and Company. If a Notice of Claim is given, and no rejection is received within the thirty (30) day period specified above, then Company shall be deemed to have accepted such claim. If Company rejects a claim within such thirty (30) day period, the parties shall, in good faith, attempt to negotiate a resolution of such claim within sixty (60) days thereafter (the “Resolution Period”). If the parties do not reach resolution during the Resolution Period, then either party may, within thirty (30) days after the end of the Resolution Period proceed to submit the controversy to arbitration under the rules then in effect of the American Arbitration Association. The determination of the arbitrator(s) shall be binding, final and conclusive on the parties. The expenses in connection with any arbitration shall be borne equally by the parties unless determined otherwise by the arbitrator(s). If as a result of such arbitration it is determined that Company is obligated for such Damages, the amount set by such arbitration shall be the amount of the Established Damages. If as a result of such arbitration it is determined that Company has no obligation to indemnify, Buyer shall have no further liability on the claim.

9.4 Established Damages. Buyer shall have the right to offset any Established Damages against the Withheld Amount. Within five business days following the six (6) months anniversary of the Closing (the “Release Date”) Buyer shall release to Company any of the Withheld Amount not previously offset; provided, however, that a portion of the Withheld Amount that equals the total amount of Damages claimed in any unsatisfied claims specified in any Notice of Claim delivered prior to the Release Date with respect to facts and circumstances existing on or prior to the Release Date, shall be withheld until such claims have been resolved.

9.5 Limitation of Liability. The sole recourse of Buyer pursuant to this Section 9 shall be against the Withheld Amount; provided, however, that nothing in this Agreement shall limit the liability in amount or otherwise of Company with respect to fraud, or criminal activity in connection with the transactions contemplated by this Agreement or intentional breach of any covenant contained in this Agreement.

10. TERMINATION.

10.1 Mutual Agreement. This Agreement may be terminated and abandoned at any time prior to the Closing Date by the written agreement of Company and Buyer.

10.2 Termination by Buyer. This Agreement may be terminated by Buyer if on the Closing Date the conditions set forth in Section 4 of this Agreement shall not have been met by Company or waived by Buyer.

10.3 Termination by Company. This Agreement may be terminated by Company if on the Closing Date the conditions set forth in Section 5 of this Agreement shall not have been met by Buyer or waived by Company.

10.4 Effect of Termination. In the event of termination of this Agreement pursuant to this Section 10, neither party shall have any obligation to the other whatsoever with respect to this Agreement, the transactions provided for herein, or the expenses either of them incurred in connection with or in contemplation of such transactions.

11. MISCELLANEOUS.

11.1 Assignment. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties; provided, however, that the rights and duties of Company under this Agreement may not be assigned without the consent of Buyer which may be given or withheld in the exercise of its sole discretion.

11.2 Allocation of Purchase Price. Within 180 days of the Closing Date, Buyer shall deliver to Company an allocation of the Purchase Price among the various items included in the Assets. Buyer and Company shall file all tax returns and reports in a manner consistent therewith.

11.3 Transfer Taxes. Any sales, use and other transfer taxes arising out of or incurred in connection with the transactions contemplated by this Agreement shall be paid one-half by Company and one-half by Buyer. Both parties shall take reasonable steps to minimize or eliminate any such taxes, including delivering all software solely via electronic media.

11.4 Confidentiality.

11.4.1 Neither party shall disclose the terms of the transaction contemplated hereby, without the prior written consent of the other party, to anyone other than such party’s board of directors, shareholders and such members of management and other employees who have need to know and who are bound by nondisclosure agreements, and its legal counsel and auditors, except as otherwise required by applicable law or regulation.

11.4.2 Each party to this Agreement will take all reasonable precautions to maintain the confidentiality of any nonpublic information obtained from the other, and no nonpublic information, documents or reports provided to or obtained by either party in connection with this transaction shall be disclosed to any non-party except as required in carrying out the transactions contemplated hereby; provided, however, that after the Closing, Buyer may deal freely with all such information that is included in the Assets. In the event this Agreement is terminated as permitted herein, each party shall return to the other party (without retaining copies) all such documents, information and reports.

11.5 Expenses. Except as otherwise expressly provided herein, each party will pay its own costs and expenses, including legal and accounting expenses, related to the transactions provided for herein, irrespective of when incurred.

11.6 Further Assurances. Company will from time to time subsequent to the Closing Date, at Buyer’s request and without further consideration, execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as Buyer may reasonably request in order more effectively to convey, assign, transfer to and vest in Buyer, the Assets and the right to operate the business of Company. Buyer will from time to time after the Closing Date, at Company’s request provide to Company, at Company’s expense, access on a reasonable basis to tax and accounting records on an “as-needed” basis.

11.7 Notices. In order to be effective, any notice or other communication required or permitted hereunder must be in writing and may be transmitted by messenger, delivery service, mail, or facsimile:

If to Buyer:	RAE Systems, Inc.

3775 North First Street

San Jose, CA 95135

Facsimile: 408-952-8480

Attention: Donald W. Morgan

With a copy to:	DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, CA 94303-2248

Facsimile No.: 650-833-2001

Attention: Peter M. Astiz

If to Company:	Aegison Corporation

6927 Delight Way

San Jose, CA 95120

Facsimile: 650-428-3901

Attention: Shih-I Steven Hwang

With a copy to:	GCA Law Partners LLP

1891 Landings Drive

Mountain View, CA 94043

Facsimile: (650) 428-3901

Attention: Melissa Frugé

or at such other address as the party shall designate in a written notice to the other parties hereto, given in accordance with this Section 11.7. All notices and other communications shall be effective (i) if sent by messenger or delivery service, when delivered; (ii) if sent by mail, five days after having been sent by certified mail, with return receipt requested, or (iii) if sent by facsimile, when sent with confirmation of delivery.

11.8 Entire Agreement and Modification. This Agreement constitutes and contains the entire agreement of the parties and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof, including, without limitation, the Letter of Intent dated April 21, 2006. This Agreement may only be amended by written instrument signed by the parties.

11.9 Survival of Terms. All warranties and representations contained in this Agreement and any certificate or other instrument delivered by or on behalf of the parties pursuant to this Agreement shall be continuous and shall survive the Closing.

11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly to be performed in the State of California by California residents.

11.11 Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

11.12 Headings. The headings appearing at the beginning of several sections contained herein have been inserted for the convenience of the parties, and shall not be used to determine the construction or interpretation of this Agreement.

11.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which when taken together shall constitute one and the same instrument.

11.14 Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

“Actions” or “Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.

“Affiliate” means any person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the State of California, or any other day on which the principal offices of either Company or Buyer are closed or become closed prior to 2 p.m. local time whether in accordance with established company policy or as a result of unanticipated events, including adverse weather conditions.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Employee Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, funded or unfunded established by the Company or any predecessor of any of the foregoing which the Company maintains, or to which the Company contributes or has contributed or under which any employee, officer, former employee or director of the Company or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, right of first refusal, restriction of any kind, or any conditional sale contract, title retention contract or other Contract to give any of the foregoing.

“Environmental Encumbrance” means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind in favor of any Governmental or Regulatory Authority for: (i) any liability under any Environmental Law; or (ii) damages arising from, or costs incurred by such Governmental or Regulatory Authority in response to, a release or threatened release of a Hazardous Material into the environment.

“Environmental Laws” means any applicable foreign, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, policies, permits, licenses, certificates, approvals, judgments, decrees, orders, directives, or requirements that pertain to the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, recycling, or other contact or involvement with Hazardous Materials.

“GAAP” means U.S. generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Hazardous Material” means any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including without limitation ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity.

“Indebtedness” of any person means all obligations of such person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other person.

“Intellectual Property” means any and all of the following and all rights in, arising out of, or associated therewith throughout the world including any registrations or applications therefor: (i) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, schematics, technology, process and manufacturing information, research and development data, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all United States and foreign copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto; (iv) all United States and foreign mask works, mask work registrations and applications therefor; (v) all United States and foreign industrial designs and any registrations and applications therefor; (vi) all United States and foreign trade names, logos, slogans, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith; (vii) all databases and data collections and all rights therein; and (viii) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Internet addresses, sites (and all content contained therein) and domain names; (ix) any similar, corresponding or equivalent rights to any of the foregoing; and (x) all documentation related to any of the foregoing.

“Knowledge of Company” means, where any representation or warranty contained in this Agreement is expressly qualified by reference to the Knowledge of Company, Company confirms that its officers and directors have made reasonably diligent inquiry as to the matters that are the subject of such representations and warranty. Company shall be deemed to have knowledge of a particular fact or other matter if any of the Stockholders has, or at any time had, knowledge of such fact or other matter.

“Liabilities” means all Indebtedness, obligations and other liabilities of a person (whether absolute, accrued, contingent, asserted, unasserted, fixed or otherwise, or whether due or to become due).

“Loss” or “Losses” means any and all damages, fines, penalties, deficiencies, losses, judgments, costs and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts) and other reasonable expenses of litigation or other proceedings with respect to any claim, default or assessment.

“material” means an effect with a monetary consequence of $5,000 or more.

“Material Adverse Effect” with respect to any person means a material adverse effect on the business, financial condition, prospects, assets, properties, operations or results of operations of such person and any subsidiaries of such person taken as a whole.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Permits and/or Approvals” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software (as defined by the Free Software Foundation), open source software (e.g., Linux or software distributed under any license approved by the Open Source Initiative as of the date of this Agreement as set forth www.osi.org) or similar licensing or distribution models which requires the distribution of source code to licensees.

“SEC” means the U. S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Company Intellectual Property” means any and all Intellectual Property, both registered and unregistered, in any jurisdiction worldwide, that is owned in whole or in part by or is subject to any agreement or other obligation to assign or transfer ownership in whole or in part to or exclusively licensed to the Company, and expressly includes, but is not limited to, the Intellectual Property identified in the Disclosure Schedule, and also includes all other tangible and intangible information or material that is used or currently proposed to be used in the business of the Company as currently conducted or as currently proposed to be conducted.

“Tax Returns” means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including combined or consolidated returns for any group of entities that includes the Company.

“Taxes” means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by a governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability.

“Third Party” means any person (including, but not limited to, a Governmental or Regulatory Authority) not an Affiliate of the other referenced person or persons.

“Transaction Expenses” means any and all legal, accounting, financial advisory, investment banking, consulting and other advisory fees and expenses of third parties, whether invoiced before or after the Closing, incurred or payable by Company or the Stockholders in connection with the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above set forth.

RAE SYSTEMS, INC.	AEGISON CORPORATION

By: /s/ Robert I. Chen	By: /s/ Bin Lu

Title: President and Chief Executive Officer	Title: President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

STOCKHOLDERS

By: /s/ Bin Lu	By: /s/ Shih-I Steven Hwang

Bin Lu	Shih-I Steven Hwang
By: /s/ Hsju-Chin Huang

Hsju-Chin Huang

JADASON TECHNOLOGY	DYNAMIC EXPRESS, INC.

By: /s/ Hsju-Chin Huang	By: /s/ Andrew Yeung

Name: Hsju-Chin Huang	Name: Andrew Yeung

Title: Managing Director	Title: Authorized Representative

QUINTA INVESTMENTS, INC.	DATA VIDEO TECHNOLOGIES CO.

By: /s/ Felix Wong	By: /s/ Jack Lin

Name: Felix Wong	Name: Jack Lin

Title: Director	Title: President

[Signature Page to Asset Purchase Agreement]